

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 20, 2017

Richard Stocking
President and Chief Executive Officer
Swift Transportation Company
2200 South 75th Avenue
Phoenix, AZ 85043

      Re: **Swift Transportation Company**
              Registration Statement on Form S-4
              Filed May 24, 2017
              File No. 333-218196

Dear Mr. Stocking:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us what consideration you have given to the applicability of Rule 145(a) to the issuance of the new shares of Swift Class A Common Stock to the current holders of Swift Class B Common Stock. If you have concluded that it is not necessary to register the issuance of the new Class A shares, please explain the basis for your conclusion.

2. Please provide us with copies of the "board books" and any other materials provided to the boards and management of Swift Transportation Company and Knight Transportation Company in connection with the proposed transaction, including all presentations made by financial advisors.

Summary, page 13

Transaction, page 14

3. Since the two companies will operate separately, clarify how the companies plan to service the debt and whether any debt will be serviced at the holding company level or by subsidiaries.

Risk Factors, page 36

4. Please tell us what consideration you gave to including a risk factor discussing the potential conflict of interest stemming from Morgan Stanley's role as a lender to Swift Transportation, Mr. Moyes, and Mr. Keith Knight.

Knight and Swift directors and officers may have interests in the transaction that may be different from, or in addition to, the interests of Knight stockholders and Swift stockholders, page 39

5. Please expand this risk factor to specify the aspects of the Moyes consulting agreement which present risks to stockholders, and to better explain the nature of the risk.

Following the consummation of the transaction, the composition of the combined company board of directors will be different than the composition of the current Knight board of directors and the current Swift board of directors, page 40

6. Please revise this risk factor to explain what you mean by an "independent" director, or explain how and by whom the determination that a proposed director is independent will be made.

The Swift Supporting Stockholders will be significant stockholders of the combined company and if a large percentage of their holdings were sold or otherwise disposed of, the stock price of the combined company's shares could decline, page 40

7. Please revise this risk factor to explain the restrictions and permissions related to Mr. Moyes' pledges that will exist following the merger. Describe the agreements that control this and explain under what circumstances the agreements may be revised.

Knight and Swift will incur substantial direct and indirect costs as a result of the transaction, page 43

8. Revise this risk factor to quantify the costs discussed to the extent it is possible to do so. We note your disclosure that the costs are difficult to estimate accurately; please provide an estimate and if necessary state that it may be subject to change.

The Transaction, page 61

Background of the Transaction, page 62

9. Expand the discussion of the August 30, 2016 meeting between Kevin Knight and Jerry Moyes. Explain the circumstances of the meeting and which party initiated the meeting. If there was more detailed discussion of a possible business combination, describe the discussion.

10. We note that Mr. Moyes announced his intention to resign as CEO of Swift in early September of 2016, within ten days of the discussion with Mr. Knight on August 30. Disclose what role, if any, that Mr. Moyes' intention to step down played in the discussions and in the plan to merge the company. In addition please discuss what role the planned merger had on Mr. Moyes' decision to retire as CEO.

11. We note your disclosure that the parties had discussed a possible business combination "at various points over the past several years." Please explain the reasons that the parties moved from discussion to execution of the transaction in August of 2016, but had refrained from doing so in the preceding years.

12. Please revise your disclosure concerning the October 20, 2016 meeting to explain the reasons that Mr. Moyes was in a position to indicate that the holders of Swift Class B Common would be prepared to relinquish their voting power and accept the same consideration as Swift Class A stockholders in the proposed transaction. Disclose whether there was any discussion of any compensating benefits that the Class B holders might receive in return for giving up their Class B shares.

13. We note your disclosure that Mr. Moyes consulted Mark Scudder, as counsel, on September 30, 2016 regarding "potential governance and voting terms applicable to Mr. Moyes…" and that Mr. Scudder met with Gary and Kevin Knight on October 20 to discuss "potential governance and share ownership matters that would affect Mr. Moyes as a stockholder should a potential transaction be further pursued by Knight and Swift." These discussions continued through the month of October. Please disclose in further detail the topics discussed related that were related to potential governance and the reasons that they were of concern to the parties. Specifically address in your disclosure what proposals were considered with respect to the management and control of the merged company.

14. In your discussion of the November 3, 2016 meeting, please quantify the additional compensation that the Swift board agreed should be paid to its members on a per meeting basis while the transaction was being considered.

15. We note your disclosure that at the December 22, 2016 meeting, Mr. Moyes and Mr. Dozer recounted their prior interactions with Knight regarding the proposed transaction to the Swift board. Please revise the disclosure to recount the substance of those interactions for stockholders.

16. Revise the disclosure of the February 1, 2017 meeting in which the Knights discussed the following topics: due diligence, governance, and how the Moyes family members would vote. In the revised disclosure, please provide the substance of the discussions. We note in this regard that these topics were discussed in several meetings that occurred in February and March of this year. Please revise where relevant to explain the issues that were of concern to the parties rather than noting the topics generally.

17. We note the disclosure concerning the Revised Proposal, and the information that the reduced exchange ratio reflected the lower Swift stock price at the time. Please include in the description of events leading up to the eventual 0.72 exchange ratio any consideration that the boards gave to the fixed exchange ratio and the absence of any cap and collar provisions in the merger agreement, and the resulting price risk to the parties.

Knight's Reasons for the Transaction; Recommendation of the Knight Board of Directors, page 72

18. Please revise the section discussing negative factors the board considered to state whether the board considered the risks associated with the Swift Supporting Stockholders and the related governance issues, as referenced elsewhere in the prospectus.

Swift's Reasons for the Transaction; Recommendation of the Swift Board of Directors, page 75

19. Please tell us why you do not include as a potentially negative factor the fact that the 0.72 exchange ratio will result in Swift stockholders owning approximately 54% of the combined companies despite the fact that Swift is responsible for a substantially larger share of the revenue.

20. Please tell us why you do not include as a potentially negative factor the fact that, as stated on page 67, Mr. Moyes informed the Swift board of directors that he would not support any strategic transaction involving Swift other than a combination with Knight.

Opinion of Knight's Financial Advisor, page 79
Public Company Trading Multiples Analysis, page 84

21. Please explain the financial advisor's basis for its reliance on only two companies of comparable size to Knight for its analysis, and explain the relevance of the smaller companies.

Premiums Paid Analysis, page 88

22. Please explain the basis for Evercore's assumption that Knight is the "nominal acquiror" in the transaction.

Opinion of Swift's Financial Advisor, page 96

23. Please provide us with the publicly available projections that Morgan Stanley used in reaching its fairness judgement, referred to as the Swift Street Consensus Case on page 97. We may have further comments when we have reviewed these materials.

Swift Management's Unaudited Prospective Financial Information, page 106

24. Please revise this section to fully describe the key assumptions relied upon by Swift's management in the preparation of the projections on pages 108-111 so that recipients of the proxy statement/prospectus can have a better understanding of the basis for and limitations of these projections. In addition please explain any differences in the assumptions used in the Knight management forecast on page 94 and the Swift disclosure beginning on page 108.

Knight and Swift Unaudited Pro Forma Condensed Combined Financial Statements, page 158

25. We note that Knight will be treated as the acquirer in the merger for accounting purposes. Please provide us your analysis in detail that supports your conclusion that Knight is the acquirer in the merger for accounting purposes. Your analysis should include all factors considered and the weight given to each factor in arriving at your conclusion.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure